Exhibit 99.2

ENGINE GAMING AND MEDIA, INC.

(formerly, Engine Media Holdings, Inc.)

Consolidated Financial Statements

For the years ended

August 31, 2022 and 2021

(Expressed in United States Dollars)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.)

Baker Tilly WM LLP 1500 - 401 Bay Street Toronto, Ontario Canada M5H 2Y4 T: +1 416.368.7990 F: +1 416.368.0886 toronto@bakertilly.ca www.bakertilly.ca

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.):

Opinion

We have audited the consolidated financial statements of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) and its subsidiaries (together the “Company”), which comprise the consolidated statements of financial position as at August 31, 2022 and 2021, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ equity (deficiency) and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at August 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1(b) in the consolidated financial statements, which describes the events and conditions indicating that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises:

●	The information included in the Management’s Discussion & Analysis.
●	The information, other than the consolidated financial statements and our auditor’s report thereon, in the Form 20-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion & Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Form 20-F is expected to be made available to us after the date of this auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Mary Louise Hall.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

November 29, 2022

ASSURANCE ● TAX ● ADVISORY

Baker Tilly WM LLP is a member of Baker Tilly Canada Cooperative, which is a member of the global network of Baker Tilly International Limited. All members of Baker Tilly Canada Cooperative and Baker Tilly International Limited are separate and independent legal entities.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	August 31, 2022	August 31, 2021
		$	$

ASSETS
Current
Cash		8,601,706	15,305,996
Restricted cash	18	47,455	331,528
Accounts and other receivables	9	8,404,009	8,646,807
Government remittances		874,334	1,070,216
Publisher advance, current	9	1,490,648	3,197,102
Prepaid expenses and other		2,064,221	3,006,033
Promissory notes receivable	10	576,528	-
		22,058,901	31,557,682
Non-Current
Publisher advance, non-current	9	-	1,337,116
Investment at FVTPL	11	2,629,851	2,629,851
Property and equipment	12	127,390	403,811
Goodwill	13	15,200,188	18,495,121
Intangible assets	14	2,667,363	12,482,244
Right-of-use assets	15	11,115	557,022
		20,635,907	35,905,165
		42,694,808	67,462,847

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Financial Position August 31, 2022 and 2021 (Expressed in United States Dollars)

	Note	August 31, 2022	August 31, 2021
		$	$
LIABILITIES
Current
Accounts payable	29	12,772,375	10,403,665
Accrued liabilities	31	3,756,758	5,722,470
Players liability account	18	47,455	331,528
Deferred revenue		1,077,923	2,644,948
Lease liabilities, current	17	388,834	222,583
Long-term debt, current		-	96,664
Promissory notes payable	19	771,762	821,948
Warrant liability	21	49,894	4,868,703
Convertible debt, current	20	2,267,367	914,427
Arbitration reserve	26	692,613	6,468,330
		21,824,981	32,495,266

Convertible debt, non-current	20	4,983,236	9,037,069
Lease liabilities, non-current	17	-	364,968
		4,983,236	9,402,037
		26,808,217	41,897,303

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	22	124,897,859	122,741,230
Contributed surplus		20,351,522	17,819,933
Foreign currency translation reserve		(2,069,219)	(2,324,025)
Deficit		(127,293,571)	(112,814,973)
		15,886,591	25,422,165
Non-controlling interest		-	143,379
		15,886,591	25,565,544
		42,694,808	67,462,847
Going concern	1
Commitments and contingencies	26
Subsequent events	32

Approved on Behalf of Board:	“Larry Rutkowski”	“Lou Schwartz”
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Loss and Comprehensive Loss August 31, 2022 and 2021 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2022	August 31, 2021
CONTINUING OPERATIONS		$	$
REVENUE
Software-as-a-service	7	9,220,069	7,952,426
Advertising	7	32,662,544	25,392,842
		41,882,613	33,345,268
EXPENSES
Salaries and wages	29	14,086,955	12,161,000
Consulting	29	2,253,836	2,223,147
Professional fees		1,920,663	1,771,190
Revenue sharing expense		30,090,316	22,853,680
Advertising and promotion		1,187,161	1,299,909
Office and general		5,282,145	2,406,678
Technology expenses		3,062,181	2,309,248
Amortization and depreciation	12,14,15	1,242,383	1,112,863
Share-based payments	23, 24	4,688,218	3,702,754
Interest expense	19, 20	729,848	1,274,998
(Gain) loss on foreign exchange		400,521	1,090,944
Loss on extinguishment of debt		-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Transaction costs		1,327,990	341,702
Arbitration settlement reserve	26	(5,775,717)	6,468,330
Impairment expense	13, 14	3,873,000	-
Restructuring costs		177,952	-
Change in fair value of promissory notes receivable and investment at FVTPL	10, 11	873,778	(581,812)
Change in fair value of warrant liability	21	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	20	(2,388,120)	6,066,594
		58,284,217	57,793,056
ASSOCIATES
Share of net loss of associate		-	103,930
Net income (loss) for the year before discontinued operations		(16,401,604)	(24,551,718)
Income tax expense	16	-	-
		(16,401,604)	(24,551,718)
DISCONTINUED OPERATIONS
Gain (loss) on disposal of subsidiary	27	14,934,149	(678,931)
Gain on disposal of asssets	27	257,550	-
Loss from discontinued operations	27	(13,203,474)	(15,564,168)
Net income (loss) for the year from discontinued operations		1,988,225	(16,243,099)
Net loss for the year		(14,413,379)	(40,794,817)

Net income (loss) attributable to non-controlling interest		(65,219)	74,006
Net loss attributable to owners of the Company		(14,478,598)	(40,720,811)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences		393,928	10,250
Comprehensive loss for the year		(14,084,670)	(40,710,561)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	8	(1.05)	(2.06)
Basic income (loss) per share - discontinued operations		0.13	(1.37)
Basic and diluted loss per share	8	(0.93)	(3.43)
Weighted average number of shares outstanding - Basic	8	15,637,418	11,874,775

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc.
(formerly, Engine Media Holdings, Inc.)
Consolidated Statements of Shareholders’ Equity (Deficiency)
Years ended August 31, 2022 and 2021
(Expressed in United States Dollars)

	Share capital: Number	Share capital: Amount	Shares to be issued	Contributed surplus	Foreign currency translation reserve	Deficit	Total equity before non-controlling interest	Non-controlling interest	Total equity
	#	$	$	$	$	$	$	$	$
Balance, as at August 31, 2020	7,746,136	69,380,807	1,059,214	4,034,323	(2,334,275)	(72,094,162)	45,907	217,385	263,292
Share-based payments	-	-	-	3,702,705	-	-	3,702,705	-	3,702,705
Shares issued on vesting of RSUs	277,749	1,895,891	-	(1,715,891)	-	-	180,000	-	180,000
Common shares issued on exercise of options	20,833	290,558		(104,303)			186,255	-	186,255
Convertible debt conversion	1,728,848	13,704,605	-	4,256,114	-	-	17,960,719	-	17,960,719
Common shares issued on private placement, net of costs	4,435,433	24,225,901	-	6,791,473	-	-	31,017,374	-	31,017,374
Warrants issued in private placement of convertible debt	-	-	-	618,916	-	-	618,916	-	618,916
EB bonus shares	6,666	54,061	-	-	-	-	54,061	-	54,061
Shares for debt	40,000	226,556	-	-	-	-	226,556	-	226,556
Common shares issued on exercise of warrants	901,060	9,000,851	-	-	-	-	9,000,851	-	9,000,851
Disposal of Motorsports	-	-	(1,059,214)	-	-	-	(1,059,214)	-	(1,059,214)
Shares issued on acquisition of SideQik	386,584	3,962,000	-	245,000	-	-	4,207,000	-	4,207,000
Non-controlling interest in subsidiary	-	-	-	(8,404)	-	-	(8,404)	-	(8,404)
Net loss for the year	-	-	-	-	-	(40,720,811)	(40,720,811)	(74,006)	(40,794,817)
Foreign currency translation differences	-	-	-	-	10,250	-	10,250	-	10,250
Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544

Balance, as at August 31, 2021	15,543,309	122,741,230	-	17,819,933	(2,324,025)	(112,814,973)	25,422,165	143,379	25,565,544
Share-based payments	-	-	-	4,688,218	-	-	4,688,218	-	4,688,218
Shares issued on vesting of RSUs	203,537	1,489,962	-	(1,489,962)	-	-	-	-	-
Shares issued under shares for services	57,029	666,667	-	(666,667)	-	-	-	-	-
Disposal of Eden Games	-	-	-	-	(139,122)	-	(139,122)	(208,598)	(347,720)
Net income for the year	-	-	-	-	-	(14,478,598)	(14,478,598)	65,219	(14,413,379)
Foreign currency translation differences	-	-	-	-	393,928	-	393,928	-	393,928
Balance, as at August 31, 2022	15,803,875	124,897,859	-	20,351,522	(2,069,219)	(127,293,571)	15,886,591	-	15,886,591

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Consolidated Statements of Cash Flows August 31, 2022 and 2021 (Expressed in United States Dollars)

		For the year ended
	Note	August 31, 2022	August 31, 2021
		$	$
OPERATING ACTIVITIES
Net loss for the year		(14,413,379)	(40,794,817)
Items not affecting cash:
Amortization and depreciation	12,14,15	3,690,939	5,092,432
Impairment expense	13,14,15	9,515,210	3,885,001
Arbitration settlement reserve	26	(5,775,717)	6,468,330
Gain on disposal of Eden Games, net of cash	27	(15,128,417)	-
Gain on disposal of UMG assets, net of cash	27	(257,550)	-
Loss on disposal of Motorsports, net of cash	27	194,268	678,931
Loss on disposal of P&E	27	-	9,767
Gain on bankruptcy of subsidiary		(1,105,023)	-
Loss on extinguishment of debt	20	-	2,428,900
Gain on retained interest in former associate		-	(99,961)
Share of net loss of associate		-	103,930
Change in fair value of investment at FVTPL	10	873,778	(581,812)
Change in fair value of warrant liability	21	(4,748,893)	(9,037,108)
Change in fair value of convertible debt	20	(2,388,120)	6,066,594
Accretion of debt		4,610	108,616
Share-based payments	23, 24	4,688,218	3,702,705
		(24,850,076)	(21,968,492)
Changes in non-cash working capital:
Restricted cash		284,073	57,059
Accounts and other receivables		(275,778)	(4,008,628)
Government remittances		(370,449)	30,601
Publisher advance	9	3,043,570	(4,534,218)
Prepaid expenses and other		905,688	(1,388,709)
Accounts payable		2,871,087	(1,030,542)
Accrued liabilities		(110,301)	953,086
Players liability account		(260,692)	(57,059)
Deferred revenue		(1,567,025)	1,607,553
		4,520,173	(8,370,857)
		(20,329,903)	(30,339,349)
INVESTING ACTIVITIES
Purchase of property and equipment		(78,698)	(188,170)
Purchase of promissory notes		(1,181,005)	-
Cash acquired, net of cash paid in business combinations		-	255,852
Proceeds on disposal of Eden Games, net of cash		14,710,616	-
Proceeds on disposal of UMG assets, net of cash		100	-
Proceeds on disposal of Motorsports, net of cash		-	24,348
		13,451,013	92,030
FINANCING ACTIVITIES
Proceeds from issuance of Units, net of costs	22	-	31,017,374
Proceeds from convertible debentures		-	4,901,393
Proceeds from promissory notes payable	19	330,814	263,384
Payments on promissory notes payable	19	(381,000)	(3,260,356)
Proceeds from exercise of options		-	-
Proceeds from exercise of warrants	21	-	6,866,735
Proceeds from exercise of options		-	186,255
Payments on lease financing	17	(201,156)	(228,328)
Payments on long-term debt		(75,262)	(162,040)
		(326,604)	39,584,417
Impact of foreign exchange on cash		501,204	725,620
Change in cash		(6,704,290)	10,062,718

Cash, beginning of year		15,305,996	5,243,278
Cash, end of year		8,601,706	15,305,996

The accompanying notes are an integral part of these consolidated financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

1. Corporate information and going concern

(a)	Corporate information

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) (“Engine”, “Engine Media” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

With the acquisition of Sideqik, Inc. on July 2, 2021 (Note 6), the Company focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

Pursuant to shareholder approval at the October 6, 2021, shareholders’ meeting, effective October 19, 2021, the Company changed its name to Engine Gaming and Media, Inc. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

(b)	Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $127,293,571 as of August 31, 2022 (August 31, 2021 – $112,814,973). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As of August 31, 2022, the Company had a working capital surplus of $233,920 (August 31, 2021 – working capital deficiency of $937,584) which is comprised of current assets less current liabilities. The Company also faced uncertain future impacts from COVID-19 (Note 3(b)).

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values of goodwill and other long-lived intangibles.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

2. Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the year ended August 31, 2022 (including comparatives) were approved and authorized for issue by the board of directors on November 29, 2022.

(b)	Basis of consolidation

The consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has all the following:

(a) power over the investee.

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the investor’s returns.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of August 31, 2022, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
Stream Hatchet S.L.	Spain	100%	Euro
SideQik, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Business combinations are accounted for using the acquisition method under IFRS 3 Business Combinations.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year. The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Acquisition costs are expensed as incurred, unless they qualify to be treated as debt issue costs, or as cost of issuing equity securities.

(c)	Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

(d)	Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

(e)	Reclassifications

For comparability, certain prior year amounts have been reclassified to conform with fiscal 2022 presentation.

These reclassifications had no effect on Net loss or shareholders’ deficiency.

3. Significant judgments, estimates and assumptions

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the consolidated financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these consolidated financial statements are outlined below.

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(a)	Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 1	Going concern
Note 30	Expected credit losses
Note 21	Valuation of warrant liability
Note 6	Business acquisitions
Note 13 and 14	Goodwill and intangible assets
Note 23 and 24	Valuation of share-based payments
Note 20	Convertible debt
Note 26	Contingencies

(b)	Update on the effects of COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged and has since extensively impacted global health and the economic environment. To contain the spread of COVID-19, domestic and international governments around the world enacted various measures, including orders to close all businesses not deemed “essential,” quarantine orders for individuals to stay in their homes or places of residence, and to practice social distancing when engaging in essential activities. The Company anticipates that these actions and the global health crisis caused by COVID-19 will continue to negatively impact many business activities and financial markets across the globe.

In an effort to protect the health and safety of our employees, much of the Company’s workforce is currently working from home. The Company has implemented business continuity plans and has increased support and resources to enable employees to work remotely and thus far has been able to operate with minimal disruption.

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity or stock price.

4. Changes in significant accounting policies

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 - Classification of liabilities as current or non-current

Amendments to IAS 1 - Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 - Definition of Accounting Estimates

Amendments to IAS 12 Income Taxes - Deferred Tax Related to Assets and liabilities Arising from a Single Transaction

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be to the Company’s financial statements.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

5. Significant accounting policies

(a) Foreign currency translation

The functional currency of the Company and its subsidiaries is disclosed in Note 2(b). The presentation currency of the consolidated financial statements is the US Dollar (“USD”).

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities at the closing rate at the date of the Company’s consolidated statement of financial position and income and expenses at the average rate of the year (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments, except to the extent that the translation difference is allocated to non-controlling interest.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statements of loss.

(b) Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control of its services to a customer.

The following provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and related revenue recognition policies:

i)	Software-as-a-service

The Company enters into license agreements with customers for its content management system, video software, and mobile applications (Frankly), e-sports data platform (Stream Hatchet) and an influencer marketing platform (SideQik). These license agreements, generally non-cancellable, without paying a termination penalty, and multiyear, provide the customer with the right to use the Company’s application solely on a Company-hosted platform or, in certain instances, on purchased encoders. The license agreements also entitle the customer to technical support.

Revenue from these license agreements is recognized ratably over the license term. Early termination fees are recognized when customer ceases use of agreed upon services prior to the expiration of their contract. These fees are recognized in full on the date the customer has completed their migration of the Company’s solutions and there is no continuing service obligation to the customer.

The Company charges its customers for the optional use of its content delivery network to stream and store videos. The revenue is recognized as earned based on the actual usage because it has stand-alone value and delivery is in control of the customer. The Company also charges its customers for the use of its ad serving platform to serve ads under local advertising campaigns. The Company reports revenue as earned based on the actual usage.

ii)	Advertising

Under national advertising agreements with advertisers, the Company sources, creates, and places advertising campaigns that run across the Company’s network of publisher sites. National advertising revenue, net of third-party costs, is shared with publishers based on their respective contractual agreements. The Company invoices national advertising amounts due from advertisers and remits payments to publishers for their share. Depending on the agreement with the publisher, the obligation to remit payment to the publisher is based on either billing to the advertiser or the collection of cash from the advertiser.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

National advertising revenue is recognized in the period during which the ad impressions are delivered. The Company reports revenue earned through national advertising agreements either on a net or gross basis. The Company applies judgement in recognizing revenue earned through national advertising agreements on a net or gross basis based on the criteria as disclosed below.

Under national advertising agreements wherein the Company does not bear inventory risk and only has credit risk on its portion of the revenue, national advertising revenues are accounted for on a net basis and the publisher is identified as the customer.

In select national advertising agreements with its publishers, the Company takes on inventory risk and additional credit risk. Under these agreements, the Company either a) provides the publisher with a guaranteed minimum gross selling price per advertising unit delivered, wherein the greater of the actual selling price or guaranteed minimum selling price is used in determining the publisher’s share or b) provides the publisher with a fixed rate per advertising unit delivered, wherein the publisher is paid the fixed rate per advertising unit delivered irrespective of the actual selling price. Under these national advertising agreements, national advertising revenues are accounted for on a gross basis with the advertiser identified as the customer and the publisher identified as a supplier, with amounts billed to the advertiser reported as revenue and amounts due to the publisher reported as a revenue sharing expense, within expenses.

Also included in advertising revenue is advertising revenue generated by the Company’s various owned and operated properties.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. When the Company acts in the capacity of an agent rather than as the principal in a transaction, the revenue recognized is the net amount of commission made by the Company.

Deferred revenue consists of customer advances for Company services to be rendered that will be recognized as income in future periods.

(c) Cash and equivalents, and restricted cash

The “cash and cash equivalents” category consists of cash in banks, call deposits and other highly liquid investments with initial maturities of three months or less. Any investments in securities, investments with initial maturities greater than three months without early redemption feature and bank accounts subject to restrictions, other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Restricted cash is presented as a separate category on the statement of financial position and consists of cash in a bank account restricted for use in the WinView Inc. businesses (Note 18).

(d) Accounts and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced using the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of loss and comprehensive loss. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of loss and comprehensive loss.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(e) Property and equipment

Property and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property and equipment include significant components with different useful lives, they are recorded and depreciated separately. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful life of the assets. Useful life is reviewed at the end of each reporting period.

After initial recognition, the cost model is applied to property and equipment. Where parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Depreciation is provided at rates calculated to write off the cost of property, plant and equipment less their estimated residual value on the straight-line and declining balance methods, over the estimated useful lives, as follows.

Computer equipment	3 years, straight-line
Furniture and fixtures	5 years, straight-line
Leasehold improvements	Term of the lease, plus one renewal

(f) Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

(g) Intangible assets

Intangible assets include acquired software used in production or administration and brand names and customer relationships that qualify for recognition as an intangible asset in a business combination. They are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives, as these assets are considered finite. Residual values and useful lives are reviewed at each reporting date.

The useful lives of the intangibles are as follows:

Software	3-5 years
Brands	1-20 years
Customer relationships	1-10 years
Patents	5 years
Application platforms	3 years

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software. Subsequent expenditure on brands is expensed as incurred. Costs associated with maintaining computer software (expenditure relating to patches and other minor updates as well as their installation), are expensed as incurred.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Patents and Application platforms with a finite useful life that are acquired in an asset acquisition are initially recognized on the basis of their relative fair value at the acquisition date. These assets are amortized on a straight-line basis over their useful life, which is generally up to 5 years. Amortization is calculated over the cost of the asset less its residual value. Amortization expense is recognized on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

Other intangible assets, such as brands, that are acquired by the Company are stated at cost less accumulated amortization and impairment losses. Expenditures on internally generated brands, mastheads or editorial pages, publishing titles, customer lists and items similar in substance is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred.

Research costs are expensed when incurred. Development costs are capitalized when the feasibility and profitability of the project can be reasonably considered certain. Expenditure on development activities, whereby research findings are applied to a plan or design to produce new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the consolidated statement of loss and comprehensive loss as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

(h) Impairment of property and equipment, intangible assets and goodwill

i)	Timing of impairment testing

The carrying values of property and equipment and finite life intangible assets are assessed at the reporting date as to whether there is any indication that the assets may be impaired. Goodwill and indefinite life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired.

ii)	Impairment testing

If any indication of impairment exists or when the annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (“VIU”) to the Company. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of loss and comprehensive loss. Impairment losses relating to goodwill cannot be reversed.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(i) Leases

The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
●	The amount expected to be payable by the lessee under any residual value guarantees;
●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset)

whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company did not make any such adjustments during the periods presented.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Company applies IAS 36 Impairment of Assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘property and equipment’ policy.

Variable rents that do not depend on an index or rate are not included in the measurement the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line “other expenses” in profit or loss.

As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

(j) Issuance of Units

The Company issues units that consist of shares and warrants. The fair value is allocated to the shares and warrants utilizing the relative fair value method.

(k) Financial instruments

Financial assets

Recognition and Initial Measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and Subsequent Measurement

On initial recognition, financial assets and liabilities are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, restricted cash, accounts and other receivables and advances.

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured mandatorily at fair value through profit and loss include publisher advance, promissory notes receivable and investment at FVTPL.

●	Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss.

Business Model Assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and the way information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual Cash Flow Assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions, and forecasts of future economic conditions.

The Company applies the simplified approach for accounts receivable. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the statement of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Derecognition of Financial Assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial Liabilities

Recognition and Initial Measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, except for financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

●	Amortized cost - Financial liabilities are classified as measured at amortized cost unless they fall into one of the following categories: financial liabilities at FVTPL, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition, financial guarantee contracts, or commitments to provide a loan at a below-market interest rate, or contingent consideration recognized by an acquirer in a business combination.

The Company’s accounts payable, accrued liabilities, players liability account, line of credit, long-term debt and promissory notes payable do not fall into any of the exemptions and are therefore classified as measured at amortized cost.

●	Financial liabilities recorded at FVTPL - Financial liabilities are classified as FVTPL if they fall into one of the five exemptions detailed above, or they are derivatives or they are designated as such on initial recognition. The Company’s warrants that are not issued in exchange for goods or services and have characteristics of derivative financial liabilities as a result of the warrants having an exercise price in a currency different from the functional currency of the Company, are measured as financial liabilities at FVTPL. The Company’s convertible debt is designated as financial liabilities at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included or deducted from the initial carrying amount of the asset or the liability.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVTOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition of financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss.

Fair value measurement

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs used in the measurement.

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are unobservable.

Offsetting

Financial assets and liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(l) Short-term employee benefits

Short-term employee benefits include wages, salaries, compensated absences, profit-sharing and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are recognized in salaries and wages expense as the related service is provided or capitalized if the service rendered is in connection with the creation of an asset. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(m) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(n) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options, and equity classified warrants are recognized as a deduction from equity, net of any tax effects. When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from total equity.

(o) Share-based payment

The share-based payment plan allows Company employees and consultants to acquire shares of the Company. The fair value of share-based payment awards granted is recognized within share-based payments expense with a corresponding increase in equity.

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value is measured at grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share-based payment awards granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the awards were granted such as stock price, term, and stock volatility. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of awards, for which the related service and non-market vesting conditions are expected to be met.

For each Restricted Share Units (“RSU”) granted, the Company recognizes an expense equal to the market value of a common share at the date of grant and for each common share option granted, the Company recognizes an expense equal to the fair value of the option estimated using a Black Scholes model at grant date, based on the number of RSUs/options expected to vest, recognized over the term of the vesting period, with a corresponding increase to contributed surplus. Share based payments expense is adjusted for subsequent changes in management’s estimate of the number of RSUs/options that are expected to vest. The effect of these changes is recognized in the period of the change.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The Company’s warrants having an exercise price in the functional currency of the Company that are not issued in exchange for good and services are equity measured and the fair value at grant date for these warrants is classified within contributed surplus.

For equity-settled share-based payment transactions, including share options and RSUs granted to officers and directors of the Company and warrants granted to advisors in a financing transaction, the Company measures the goods or services received, and the corresponding increase in contributed surplus, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which cases, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.

(p) Discontinued operations and assets held for sale

A non-current asset or a group of assets and liabilities is a disposal group when the carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. Non-current assets or disposal groups classified as held for sale are measured at the lower of carrying amounts and fair value less costs to sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.

Discontinued operations are presented on a single line of the consolidated statements of loss and comprehensive loss for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.

(q) Segment reporting

A segment is a distinguishable component of the Company that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(r) Government grants

Government grants are recognized when it is probable that the grant will be received, and all conditions of the grant are complied with. When the grant is in the form of a forgivable loan, the loan is initially recognized as a deferred income liability. The Company then relieves the deferred income liability on a systematic and rational basis in those periods over which the entity recognizes the expenses that the grant is intended to offset. The Company recognizes the impact of the loan forgiveness as an offset against related expense.

Assistance for operating expenses is recorded as a reduction of expenses when the assistance is receivable.

A forgivable loan from government is treated as government assistance when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan. If there is no reasonable assurance that the entity will meet the terms for forgiveness of the loan, the loan is recognized as a liability in accordance with IFRS 9 Financial Instruments. The liability would become a government grant (forgivable loan) when there is reasonable assurance that the entity will meet the terms for forgiveness.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

6. Acquisitions

Acquisition of SideQik, Inc

On July 2, 2021, the Company acquired all issued and outstanding shares of SideQik, Inc. (“SideQik”) which was carried out pursuant to a statutory reverse-triangular merger. The Company issued 386,584 shares and 23,939 RSUs in exchange for the SideQik securities exchanged pursuant to the transaction.

SideQik empowers brands to discover and connect with content creating influencers across any content vertical. The acquisition of Sideqik (combined with a prior acquisition of Stream Hatchet) brings technology and customers that are expected to expand Engine’s advertising and media offerings.

All transaction costs associated with this acquisition were expensed. If the acquisition of SideQik had occurred at the beginning of the Company’s fiscal year (September 1, 2020), the loss attributed to SideQik’s operations for the year ended August 31, 2021, would have been $1,130,080, with revenue of $2,148,987. The loss attributed to SideQik’s operations from the acquisition date to August 31, 2021, was $383,167, with revenue of $412,981.

The acquisition was accounted for using the acquisition method of accounting under IFRS 3, Business Combinations, which requires that the Company recognize the identifiable assets acquired and the liabilities assumed at their fair values on the date of acquisition. The estimated fair values are preliminary and based on the information that was available as of that date.

The purchase price allocation is as follows:

Consideration paid	# Issued	Amount
Common shares	386,584	$3,962,000
RSUs	23,939	$245,000
		$4,207,000

Fair value of identifiable assets acquired
Cash		$255,852
Accounts and other receivables		817,557
Prepaid and other current assets		69,631
Property and equipment		12,730
Intangible assets - Software (Useful life - 5 years)		910,000
Intangible assets - Brand (Useful life - 10 years)		210,000
Intangible assets - Customer relationships (Useful life - 10 years)		310,000
Goodwill		2,900,193
Accounts payable		(292,571)
Accrued liabilities		(502,392)
Deferred revenue		(484,000)
		$4,207,000

The Company common shares issued for the acquisition of SideQik were subject to lock-up restrictions to be discharged 16 2/3% at 180 days from the closing date, and thereafter another 16 2/3% on the 15th of each subsequent month with the restriction being fully liquidated at the end of the 12th month. The Company’s common shares issued were valued based on the closing price on TSX Venture exchange on July 2, 2021, reduced by a discount for lack of marketability of fifteen percent.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Significant judgments and assumptions related to the valuation and useful lives of certain classes of assets acquired are as follows:

i)	Intangible assets, software

The fair value of the software intangible asset was determined based on the relief from royalty method under the income approach. The software intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) revenue projections; (ii) royalty rate of 7.5%; (iii) tax rate of 25.5% (iv) discount rate of 20%. This asset is amortized on a straight-line basis over the estimated useful life of five years.

ii)	Intangible assets, brand

The fair value of the brand intangible asset was determined based on the relief from royalty method under the income approach. The brand intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) cash flow projections with long term growth rate of 3%; (ii) royalty rate of 0.5%; (iii) tax rate of 25.5%; and (iv) discount rate of 20.0%. This asset is amortized on a straight-line basis over the estimated useful life of ten years.

iii)	Intangible assets, customer relationships

SideQik has created custom partnerships with clients to build out integrations with proprietary brand tools which are expected to result in future sales. The fair value of the customer relationships intangible asset was determined based on the excess earnings method under the income approach. The customer relationships intangible asset was valued using Level 3 inputs which consisted of the following key inputs: (i) cash flow projections with long term growth rate of 3%; (ii) customer attrition rate of 15%; and (iii) discount rate of 22.0%; (iv) tax rate of 25.5%. This asset is amortized on a straight-line basis over the estimated useful life of ten years.

iv)	Goodwill

The difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed represents goodwill of $2,900,193. The goodwill is not expected to be deductible for tax purposes.

The goodwill recorded represents the following:

●	Cost savings and operating synergies expected to result from combining the operations of SideQik with those of the Company.
●	Intangible assets that do not qualify for separate recognition such as the assembled workforce.

7. Revenue

Revenue streams and disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by service lines.

			Increase
For the year ended August 31,	2022	2021	(decrease)
	$	$	$
Software-as-a-service	9,220,069	7,952,426	1,267,643
Advertising	32,662,544	25,392,842	7,269,702
	41,882,613	33,345,268	8,537,345

$328,461 of the 2021 Software-as-a-service revenue was previously reported as Professional services, it has been reclassified to conform with current year presentation.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

8. Net income (loss) per share

Basic net income (loss) per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted net income (loss) per share assumes the conversion, exercise or issuance of all potential common share equivalents unless the effect is to reduce the loss or increase the income per share. For purposes of this calculation, stock options, warrants and RSU’s are considered to be potential common shares and are only included in the calculation of diluted net income (loss) per share when their effect is dilutive.

Due to the net loss incurred during the years ended August 31, 2022, and 2021, all outstanding options, RSU’s and warrants were excluded from diluted weighted-average common shares outstanding as their effect was anti-dilutive. Weighted average common shares outstanding for the years ended August 31, 2022, and 2021 were 15,637,418 and 11,874,775, respectively.

9. Accounts and other receivables and publisher advances

(a)	Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	August 31, 2022	August 31, 2021
	$	$

Trade accounts receivable	9,750,619	9,677,725
Other receivables	9,028	53,387
Allowance for doubtful accounts	(1,355,638)	(1,084,305)
	8,404,009	8,646,807

A continuity of the Company’s allowance for doubtful accounts is as follows:

	2022	2021
	$	$

Balance, August 31,	(1,084,305)	(874,438)
Acquisition of SideQik	-	(140,896)
Provision, bad debt expense	(473,898)	(72,636)
Write-offs	202,565	3,665
Balance, August 31,	(1,355,638)	(1,084,305)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(b)	Publisher advance at FVTPL

On February 7, 2021, the Company’s subsidiary Frankly Media LLC, amended its commercial agreement with its largest publisher, which secured a long-term extension. One of the key terms of the amended agreement required the Company to advance $6 million of revenue sharing payments to the publisher under the following schedule:

(i) $4 million within one day of execution of the amendment.

(ii) $1 million on or before February 28, 2021; and

(iii) $1 million on or before March 31, 2021.

The advance is to be recouped through additional withholding on future advertising revenue share payments made to the publisher, beyond Frankly’s share, and is effective for amounts billed for periods February 1, 2021, forward.

As of August 31, 2022, $6 million had been advanced to the publisher and $4,509,352 had been recouped through the process explained above. As of August 31, 2022, a net amount of $1,490,648 was outstanding on the advance all of which is current and reflects fair value.

The breakout of the publisher advance into current and non-current portions is based on an estimate of advertising billings over the next twelve months and the resulting additional withholding on the related advertising revenue share payments.

10. Promissory notes receivable at FVTPL

Promissory notes receivable
$
Balance, August 31, 2021	-
Acquisition	1,585,783
Change in fair value	(873,778)
Effect of foreign exchange	(135,477)
Balance, August 31, 2022	576,528

To facilitate the sale of Eden Games, under a separate agreement, the Company agreed to purchase Euro- denominated 6% promissory notes amounting to Euro 1,453,154 ($1,585,783) that were due to the former co-founders of Eden Games from third parties. Euro 1,081,081 ($1,181,005) of the consideration was paid on the closing of the sale with the remainder due in two equal payments on April 4, 2023, and October 6, 2023.

The Company assessed the fair value of the promissory notes receivable based on the present value of expected future cash flows of $591,781 and has recognized a fair value write-down of $873,778. The Company is not accruing interest.

The fair value of the Company’s promissory note receivable is estimated at each reporting period, with reference to expected cash flows discounted to present value. Promissory notes receivable is classified with a level 3 in the fair value hierarchy (Note 30).

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

11. Investment at FVTPL

Investment at FVTPL
$
Balance, August 31, 2021	2,629,851
Balance, August 31, 2022	2,629,851

On August 25, 2020, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The Company accounted for this investment as an investment in associate under the equity method from acquisition through January 5, 2021. The Company’s share in the loss of One Up for the period from September 1, 2020, to January 5, 2021, amounted to $103,930.

On January 5, 2021, the Company’s interest in One Up was reduced to 18.62% as a result of One Up closing a financing round. In accordance with IAS 28, the Company discontinued the use of the equity method on January 5, 2021, the date at which its investment ceased being an associate. The difference between the fair value of the Company’s retained interest in One Up and its carrying value on January 5, 2021, amounted to $99,961, which is recognized as a gain on retained interest in former associate on the Company’s statement of loss and comprehensive loss.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up. Key inputs being the number of shares owned by the Company and the underlying share value of the privately placed financing transaction. This investment is classified within level 3 in the fair value hierarchy (Note 30).

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

12. Property and equipment

Cost	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$
August 31, 2020	221,653	486,340	173,091	881,084
Acquisition of SideQik	-	11,399	1,331	12,730
Additions	-	170,305	17,865	188,170
Disposals	-	(14,244)	-	(14,244)
Disposal of Motorsports	(2,631)	(47,645)	(18,118)	(68,394)
Foreign exchange	(171)	(2,548)	(1,125)	(3,844)
August 31, 2021	218,851	603,607	173,044	995,502

August 31, 2021	218,851	603,607	173,044	995,502
Additions	-	77,147	1,551	78,698
Impairment	(153,192)	-	-	(153,192)
Disposal of Eden Games	(7,407)	(314,440)	(52,460)	(374,307)
UMG Asset Sale	-	(59,550)	(35,178)	(94,728)
Foreign exchange	850	(35,128)	(4,963)	(39,241)
August 31, 2022	59,102	271,636	81,994	412,732

Accumulated depreciation	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$
August 31, 2020	57,517	307,508	106,670	471,695
Depreciation	5,949	117,092	26,150	149,191
Disposals	-	(4,477)	-	(4,477)
Disposal of Motorsports	-	(11,068)	(9,910)	(20,978)
Foreign exchange	(99)	(2,824)	(817)	(3,740)
August 31, 2021	63,367	406,231	122,093	591,691

August 31, 2021	63,367	406,231	122,093	591,691
Depreciation	3,765	114,530	10,598	128,893
Disposal of Eden Games	(7,202)	(278,569)	(47,404)	(333,175)
UMG Asset Sale	-	(31,619)	(35,178)	(66,797)
Foreign exchange	(828)	(29,994)	(4,448)	(35,270)
August 31, 2022	59,102	180,579	45,661	285,342

Net book value	Leasehold improvements	Computer equipment	Furniture and fixtures	Total
	$	$	$	$
August 31, 2021	155,484	197,376	50,951	403,811
August 31, 2022	-	91,057	36,333	127,390

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

13. Goodwill

	2022	2021
	$	$
Balance, beginning of year	18,495,121	18,785,807
Disposal of Eden Games	(345,150)	-
Acquisition of SideQik	-	2,900,193
Impairment of goodwill associated with Sideqik	(2,900,193)	-
Impairment of goodwill associated with UMG	-	(3,209,045)
Effect of foreign exchange	(49,590)	18,166
Balance, end of year	15,200,188	18,495,121

a)	Frankly

The Company tested the Frankly CGU goodwill balance of $14,895,595 (2021 - $14,895,595) as of August 31, 2022, for impairment. When assessing whether or not there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation. The calculation used a five-year projected and terminal period debt-free cash flow model discounted to present value using a discount rate of 21.0% (pre-tax 28.3%), tax rate of 26% and a long-term growth rate of 3%. The recoverable value of $24,500,000 was concluded after making adjustments to the discounted cash flow model for cash or any other non-operating assets or liabilities as of the measurement date. The concluded recoverable value was then compared to carrying value of the CGU. The results of the assessment indicated that the fair value of the Frankly CGU exceeded its carrying value by 43.6% and no impairment charge was determined to be necessary.

b)	Sideqik

The Company tested the Sideqik CGU goodwill balance of $2,900,193 (2021 - $2,900,193) as of August 31, 2022, for impairment. When assessing whether there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation. The calculation used a five-year projected and terminal period debt-free cash flow model discounted to present value using a discount rate of 23.5% (pre-tax 31.5%), tax rate of 25.5% and a long-term growth rate of 3%. The recoverable value is concluded after making adjustments to the discounted cash flow model for cash or any other non-operating assets or liabilities as of the measurement date. The concluded recoverable value is then compared to carrying value of the CGU. Based on this impairment assessment, the Company determined that an impairment charge was necessary and recorded a full goodwill impairment charge of $2,900,193 to impairment expense on the Company’s consolidated statement of loss and comprehensive loss. Additionally, resulting from this impairment assessment the Company recorded $972,807 impairment charge to impairment expense in connection with the intangibles within the Sideqik CGU (Note 14). The results for Sideqik were reflected in the Company’s Media segment.

c)	Stream Hatchet

The Company tested the Stream Hatchett goodwill balance of $304,593 (2021 - $335,650) as of August 31, 2022. The recoverable amounts for the Stream Hatchet CGU below were based on fair value less costs of disposal, estimated using a guideline public company method which is a market-based approach. The fair value measurement was categorized as a Level 3 fair value based on inputs in the valuation technique used.

Revenue multiples from publicly traded companies operating within the same industry and location and having similar business activities to the Company were utilized, after adjusting for differences in size, margins and growth rates when compared to the Company and Stream Hatchet. These adjusted multiples of 2.5x for Stream Hatchet were applied to the financial metrics of the CGU to determine indicative enterprise values. Recoverable amounts were determined after an adjustment for costs of disposal, estimated at 5% of indicative enterprise values. No impairment charge was determined to be necessary for the Stream Hatchet CGU.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

14. Intangible assets

Cost	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$
August 31, 2020	9,430,265	1,322,802	10,763,975	2,310,475	3,671,954	27,499,471
Disposal of Motorsports	-	-	(3,598,869)	(201,627)	(222,650)	(4,023,146)
Acquisition of SideQik	-	-	910,000	210,000	310,000	1,430,000
Impairment of UMG	-	(266,731)	-	(263,158)	(146,067)	(675,956)
Foreign exchange	-	16,974	255,577	81,759	11,063	365,373
August 31, 2021	9,430,265	1,073,045	8,330,683	2,137,449	3,624,300	24,595,742

August 31, 2021	9,430,265	1,073,045	8,330,683	2,137,449	3,624,300	24,595,742
Impairment	(5,029,475)	(50,602)	(586,599)	(218,644)	(230,239)	(6,115,559)
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,390,134)	(269,010)	(6,637,461)
Disposal of UMG	-	(242,667)	-	(184,167)	(313,933)	(740,767)
Foreign exchange	-	(14,450)	(285,842)	(82,763)	(19,230)	(402,285)
August 31, 2022	4,400,790	496,228	2,749,023	261,741	2,791,888	10,699,670

Accumulated amortization	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$
August 31, 2020	628,684	793,041	4,909,000	1,077,491	648,933	8,057,149
Amortization	1,886,053	159,843	1,734,064	465,398	494,825	4,740,183
Disposal of Motorsports	-	-	(532,412)	(201,627)	(222,650)	(956,689)
Foreign exchange	-	13,560	229,650	34,385	(4,740)	272,855
August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498

August 31, 2021	2,514,737	966,444	6,340,302	1,375,647	916,368	12,113,498
Amortization	1,886,053	56,000	848,672	215,676	375,250	3,381,651
Disposal of Eden Games	-	(269,098)	(4,709,219)	(1,112,108)	(250,801)	(6,341,226)
Disposal of UMG	-	(242,667)	-	(184,167)	(313,933)	(740,767)
Foreign exchange	-	(14,451)	(285,842)	(62,839)	(17,717)	(380,849)
August 31, 2022	4,400,790	496,228	2,193,913	232,209	709,167	8,032,307

Net book value	Patents	Application Platforms	Software	Brand	Customer Lists and Contracts	Total
	$	$	$	$	$	$
August 31, 2021	6,915,528	106,601	1,990,381	761,802	2,707,932	12,482,244
August 31, 2022	-	-	555,110	29,532	2,082,721	2,667,363

For further intangible asset impairment information as it relates to discontinued operations see Note 27.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

15. Right-of-use assets

	2022	2021
	$	$
Balance, beginnng of year	557,022	550,478
Acquired	-	210,178
Depreciation	(180,395)	(203,058)
Impairment	(346,266)	-
Disposal of Eden Games	(16,036)	-
Effect of foreign exchange	(3,210)	(576)
Balance, end of year	11,115	557,022

Right of use assets consist primarily of leases for corporate office facilities and are amortized on a monthly basis over the term of the lease, or useful life, if shorter.

16. Income taxes

The Company had no income tax expense or benefit for the year ended August 31, 2022, or 2021.

(a)	Reconciliation of the effective tax rate

The reconciliation of the statutory income tax rate of 26.5% (2021 - 26.5%) to the effective tax rate is as follows:

	2022	2021
	$	$

Income (loss) before discontinued operations and income taxes	(16,401,604)	(24,551,718)
Statutory income tax rate	26.5%	26.5%
Expected income tax (benefit)	(4,346,425)	(6,506,205)

Reconciling items:
Foreign rate differential	986	(477,761)
Stock-based compensation and other non-deductible expenses	(786,187)	1,299,240
Other	796,659	(4,136,359)
Deferred tax assets not recognized	4,334,967	9,821,085
Income tax expense	-	-

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(b)	Deferred income taxes

The Company had the following temporary differences that would ordinarily give rise to deferred taxes:

	2022	2021
	$	$
Deferred tax assets
Net operating losses	1,577,831	1,664,801

Deferred tax liabilities
Intangible assets	(1,520,569)	(1,391,070)
Other - United States	(57,262)	(273,731)
Net deferred tax asset	-	-

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

Unrecognized Deductible Temporary Differences

Deferred taxes are provided as a result of temporary differences that arise due to the difference between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2022	2021
	$	$

Intangible assets	23,737,179	28,362,021
Net operating losses	172,145,340	153,954,414
Net capital losses	-	2,156,922
Property and equipment	-	483,175
Share issuance costs	2,347,823	206,655
Convertible debt	250,603	2,385,606
Investments	3,074,356	-
Other	2,219,206	8,802,009
	203,774,507	196,350,802

The Company’s net operating losses expire in the manner discussed below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it cannot be determined as probable that future taxable profits will be available against which the Company can utilize the benefits therefrom.

As of August 31, 2022, the Company has net operating loss carryforwards related to its domestic and international operations of approximately $173.2 million; $122.4 million of which have expiration periods ranging between 10 to 20 years, and $50.8 million have an indefinite carryforward period. Of these, CAD$44.3 million belong to Canadian entities which expire between 2034 and 2042. Net-capital losses were Nil in the year. Certain of these foreign, federal and state net operating loss carryforwards may be subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

17. Lease liabilities

Lease liabilities are measured at the present value of the lease payments that were not paid at that financial statement date. The lease payments are discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

	Equipment	Office lease	Total
	$	$	$
Balance, August 31, 2020	35,457	536,691	572,148
Acquired	-	210,178	210,178
Interest expense	1,971	32,226	34,197
Payments	(13,380)	(214,948)	(228,328)
Effect of foreign exchange	-	(644)	(644)
Balance, August 31, 2021	24,048	563,503	587,551

Balance, August 31, 2021	24,048	563,503	587,551
Acquired	-	-	-
Disposal of Eden Games	-	(17,959)	(17,959)
Interest expense	1,206	22,716	23,922
Payments	(13,380)	(187,776)	(201,156)
Effect of foreign exchange	-	(3,524)	(3,524)
Balance, August 31, 2022	11,874	376,960	388,834

	Equipment	Office lease	Total
	$	$	$
As of August 31, 2022:
Less than one year	11,874	376,960	388,834
Total lease obligation	11,874	376,960	388,834

The future minimum undiscounted lease payments as of August 31, 2022, are presented below:

	Equipment	Office lease	Total
Less than one year	12,265	404,271	416,536
Total undiscounted lease obligation	12,265	404,271	416,536

18. Players liability account

The Players liability account consists of UMG and Winview cash deposited by players, plus any prize winnings, less any fees for match game play and withdrawal requests processed to date. As of August 31, 2022, and 2021, the players liability account balance is the total amount payable if all players were to request closure of their accounts.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

19. Promissory notes payable and other borrowings

(a)	Promissory notes

The Company has promissory notes with a balance of $200,000 (August 31, 2021 – $200,000) that are unsecured, due on demand, and bear interest at 18%. As of August 31, 2022, interest of $141,940 has been accrued (August 31, 2021 – $139,644).

The Company, through its WinView subsidiary, has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of August 31, 2022, $429,822 was due under the note (August 31, 2021 – $482,304). The note is secured by the assets of WinView, bears interest at 8%, and is currently due. As of August 31, 2022, and 2021, no interest is accrued on this note.

(b)	Paycheck Protection Program (the “PPP”) loans

In April and May 2020, the Company entered into promissory notes (the “Notes”) with three banks. The Notes evidence loans to the Company of $1,589,559 pursuant to the PPP of the CARES Act administered by the U.S. Small Business Administration (the “SBA”). In accordance with the requirements of the CARES Act, the Company used the proceeds from the loans exclusively for qualified expenses under the PPP, including payroll costs, rent and utility costs, as further detailed in the CARES Act and applicable guidance issued by the SBA.

Interest will accrue on the outstanding balance of the Notes at a rate of 1.00% per annum. However, the Company expects to apply for and receive forgiveness of up to all amounts due under the Notes, in an amount equal to the sum of qualified expenses under the PPP during the twenty-four weeks following disbursement.

Subject to any forgiveness granted under the PPP, the Notes were scheduled to mature in April 2022 and require 18 equal monthly payments of principal and interest beginning November 2020. The Notes may be prepaid at any time prior to maturity with no prepayment penalties. The Notes provide for customary events of default, including, among others, those relating to failure to make payments, bankruptcy, breaches of representations, significant changes in ownership, and material adverse effects. The Company’s obligations under the Notes are not secured by any collateral.

Upon the receipt of the proceeds of $1,589,559 from the Notes, the Company accounted for the Notes as a grant in the form of forgivable loan and recorded the amount as a deferred income liability. The liability was reduced as the Company recognized expenses which qualified for forgiveness of the loan. As of August 31, 2022, the Company had incurred greater than $1,589,559 of qualifying expenses and therefore had a remaining deferred income liability of $nil. The Company recognized the impact of the loan forgiveness as an offset against related salaries and wages expense, in the consolidated statement of loss and comprehensive loss for the year ended August 31, 2020. As of August 31, 2022, $209,875 has not been formally forgiven.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

20. Convertible debt

The continuity of convertible debt for the year ended August 31, 2022, is as follows:

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$
Balance, August 31, 2020	2,121,869	8,671,590	-	-	10,793,459
Issuances	-	4,282,477	-	-	4,282,477
Exchange of EB Loan for Amended EB Loan	-	-	5,043,103	-	5,043,103
Exchange of Amended EB Loan for EB CD	-	-	(4,931,813)	7,394,022	2,462,209
Conversion - common shares issued	(1,500,214)	(12,204,391)	-	-	(13,704,605)
Conversion - warrants issued	(1,103,661)	(4,256,114)	-	-	(5,359,775)
Interest expense	54,126	398,183	138,710	250,000	841,019
Accrued interest on conversion / interest payments	(101,247)	(256,300)	(250,000)	-	(607,547)
Effect of foreign exchange	134,562	-	-	-	134,562
Change in fair value	1,308,993	5,461,682	-	(704,081)	6,066,594
Balance, August 31, 2021	914,428	2,097,127	-	6,939,941	9,951,496

	2019 Series	2020 Series	Amended EB Loan	EB CD	Total
	$	$			$
Balance, August 31, 2021	914,428	2,097,127	-	6,939,941	9,951,496
Interest expense	23,983	200,000	-	500,000	723,983
Accrued interest on conversion / interest payments	-	-	-	(500,000)	(500,000)
Principal and interest at maturity	(509,716)	-	-	-	(509,716)
Effect of foreign exchange	(27,040)	-	-	-	(27,040)
Change in fair value	(401,655)	(29,760)	-	(1,956,705)	(2,388,120)
Balance, August 31, 2022	-	2,267,367	-	4,983,236	7,250,603

	2020 Series	Total
	$	$
As of August 31, 2022:
Less than one year	2,267,367	2,267,367
Greater than one year	-	4,983,236
Total convertible debt obligation	2,267,367	7,250,603

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

As of August 31,2022, the 2019 series notes have matured.

(a)	Conversions during the years ended August 31, 2021

2019 Series

During the year ended August 31, 2021, 2019 Series convertible debentures with a principal amount of CAD$1,315,000 were converted into 175,331 units, and as a result, the Company issued 175,331 common shares and 175,331 warrants. The fair value of the convertible debentures at the time of conversion was estimated using the binomial lattice model with the below assumptions:

Share price of CAD$11.65 – $14.15; term of 1.36 – 1.90 years; conversion price and warrant exercise price of CAD$7.50; interest rate of 6%; expected volatility of 98.5% – 179%; risk-free interest rate of 0.21% - 0.27%; exchange rate of 0.7651 – 0.8286; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was $2,603,875.

This value was split between common shares and liability measured warrants as $1,500,214 and $1,103,661, respectively.

2020 Series

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $11,651,393 were converted or settled into 1,553,518 units, and as a result, the Company issued 1,553,518 common shares and 1,134,305 warrants. The fair value of the convertible debentures at the time of conversion or settlement was estimated using the binomial lattice model with the below assumptions:

Share price of $7.79 – $9.92; term of 1.44 – 1.77 years; conversion price of $7.50; warrant exercise price of $15.00, interest rate of 10%; expected volatility of 95% – 98.5%; risk-free interest rate of 0.09% - 0.13%; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures was $16,460,505.

This value was split between common shares and equity measured warrants as $12,204,391 and $4,256,114, respectively.

(b)	Issuances during the year ended August 31, 2021

During the year ended August 31, 2021, 2020 Series convertible debentures with a principal amount of $2,901,393 were issued for gross proceeds of $2,901,393. In addition, in November 2020, $2,000,000 of convertible debentures from the Company’s standby convertible debenture facility were issued along with 224,719 warrants for gross proceeds of $2,000,000 (Note 20(e)). Of the gross proceeds of $2,000,000, $1,381,084 was allocated to the convertible debt and $618,916 was allocated to the 224,719 warrants issued (Note 20(e)). The total fair value recorded to convertible debt for issuances above amounted to $4,282,477.

On December 1, 2020, the EB Loan was amended. The amendment extended the maturity date by one year and added a conversion feature to $1,000,000 of the $5,000,000 principal outstanding. The conversion feature allowed the holder to convert $1,000,000 into common shares of the Company at a conversion price of $11.25 per common share. On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5,000,000. The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

The fair value of the Amended EB Loan on December 1, 2020, was $5,043,103. The carrying value of the former EB Loan on December 1, 2020, consisted of $5,000,000 in principal and $76,412 in accrued interest, for total carrying value on the amendment date of $5,076,412. As a result, a gain on extinguishment of debt of $33,309 was recognized. The fair value of the EB CD on the date of issuance of February 24, 2021, was $7,394,022. The fair value of the Amended EB Loan on February 24, 2021, was $4,931,813. As a result, a loss on extinguishment of debt of $2,462,209 was recognized. The above two transactions resulted in a loss on extinguishment of debt of $2,428,900.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(c)	2020 Series

The 2020 Series debentures will mature twenty-four (24) months from the date of issuance and bear interest at a rate of 5% per annum (subject to adjustment as described below), payable on maturity. At the Company’s option, interest under the 2020 Series debentures is payable in kind in common shares at an issue price which would be based on the trading price of the common shares at the time of such interest payment. The interest rate under the 2020 Series debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date.

The 2020 Series debenture holders may convert all or a portion of the principal amount of the debentures into units (“Units”) of the Company at a price (the “Conversion Price”) equal to the lesser of (a) $11.25 per Unit, and (b) if such conversion occurs after a public offering of securities by the Company (the “Public Offering”), a fifteen percent (15%) discount to the public offering price, provided that such conversion price shall not be less than $7.50 per Unit.

Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the common shares (“Common Shares”) of the Company and the exercise of warrants (the “Warrants”) of the Company to be issued pursuant to the conversion of the 2020 Series debentures, holders of 2020 Series debentures may convert such debentures into Units at $7.50 per Unit. As of December 19, 2020, the Company had not obtained registration rights in the United States. As such, the conversion price is $7.50 per Unit and the interest rate increased to 10% on December 19, 2020.

Each Unit is comprised of one common share and one-half of one Warrant, with each Warrant exercisable into one common share of the Company at an exercise price of $15.00 per share for a period of three years from the issuance of the 2020 Series debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event that the closing trading price of the Company common shares on the NASDAQ is above $30.00 per share for fifteen (15) consecutive trading days.

In the event that the Company’s common shares are listed for trading on the NASDAQ Capital Market and the Company completes a Public Offering for an aggregate amount of at least US$30,000,000, the Company may cause the 2020 Series debentures to be converted at the Conversion Price by the Company delivering a notice to the holder not less than a minimum of 30 days and a maximum 60 days prior to the forced conversion date.

(d)	2020 Series - One Up

These convertible debentures (the “2020 Series One Up” debentures) have identical terms as the 2020 Series debentures except that the minimum conversion price of $7.50 per Unit (as described above) will be US$9.50 per Unit. The 2020 Series One Up convertible debentures had a fair value at issuance of $3,078,550.

(e)	2020 Series – Standby

In September 2020, the Company entered into an $8,000,000 stand-by convertible debenture facility (the “2020 Series Standby” debentures). The 2020 Series Standby Debenture has substantially similar terms as the 2020 Series debentures, except (i) the references to a minimum $7.50 conversion price (as described above) have been changed to $8.90; and (ii) the 2020 Series Standby debentures are only convertible into common shares of the Company, not units.

In November 2020, the Company issued 224,719 warrants in connection with this first draw of $2,000,000 of the Standby Debentures, with each warrant exercisable into one common share the Company at an exercise price of $15.00 per share for a period of two years, subject to the same acceleration clause as the warrants underlying the 2020 Series debentures.

The remaining $6,000,000 of convertible debentures that are issuable under this facility have substantially similar terms as the 2020 Series debentures, including conversion into units consisting of one share and one-half warrant, provided that the conversion price of any additional convertible debentures will be based on the market price of the common shares at the time of such subscriptions and are subject to TSX-V approval.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

As of August 31, 2022, the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	August 31 2022 (US$)	August 31, 2021 (US$)
Share price	0.72	6.66
Conversion price	8.90	8.90

Term, in years	0.22	1.26
Interest rate	10%	10%
Expected volatility	90.00%	90.00%
Risk-free interest rate	2.85%	0.10%
Expected dividend yield	0%	0%

(f)	EB CD

On February 24, 2021, the Company extinguished the Amended EB Loan and issued the Lender a convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $10.25 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $15.00 per share for a period of three years from the issuance of the EB CD. The EB CD has a term of three years.

As of August 31, 2022, the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	August 31 2022 (US$)	August 31, 2021 (US$)
Share price	0.72	6.66
Conversion price	10.25	10.25
Warrant exercise price	15.00	15.00

Term, in years	1.48	1.26
Interest rate	10%	10%
Expected volatility	90.00%	90.00%
Risk-free interest rate	3.45%	0.30%
Expected dividend yield	0%	0%

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(g)	Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used) and sensitivity of unobservable inputs.

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of August 31, 2022 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD $.94 (USD $.72)	The share price was higher (lower)
		Risk-free interest rate (2.85% to 3.45%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (10.13% to 13.56%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Convertible debt	The fair value of the convertible debentures as of August 31, 2021 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price CAD$8.42 (USD $6.66)	The share price was higher (lower)
		Risk-free interest rate (0.10% to 0.30%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (1.14% to 8.45%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

21. Warrants

Liability measured warrants having CAD exercise price

The following table reflects the continuity of the Company’s liability measured warrants for the years ended August 31, 2022, and 2021:

Amount
$
Balance at August 31, 2020	14,135,321
Issued on conversion of convertible debt	1,103,661
Exercised	(2,134,116)
Change in fair value	(9,037,108)
Foreign exchange	800,945
Balance, August 31, 2021	4,868,703

Amount
$
Balance at August 31, 2021	4,868,703
Change in fair value	(4,748,893)
Foreign exchange	(69,916)
Balance, August 31, 2022	49,894

The following table reflects the continuity of the Company’s outstanding liability measured warrants for the years ended August 31, 2022, and 2021:

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$
Outstanding, August 31, 2020	2,405,369	9.60
Issued on conversion of convertible debt	175,331	7.50
Exercised	(901,060)	9.27
Expired	(226,797)	13.43
Outstanding as of August 31, 2021	1,452,843	8.96

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$
Outstanding, August 31, 2021	1,452,843	8.96
Expired	(123,159)	9.24
Outstanding as of August 31, 2022	1,329,684	8.93

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following table reflects the liability measured warrants issued and outstanding as of August 31, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price CAD	Average remaining contractual life (years)
December 20, 2022	29,066	27.00	0.30
March 20, 2023	27,777	13.50	0.55
March 30, 2023	46,909	13.50	0.58
March 31, 2023	17,222	13.50	0.58
May 27, 2023	130,304	13.50	0.74
July 8, 2024	445,982	7.50	1.85
July 25, 2024	401,624	7.50	1.90
August 8, 2024	230,800	7.50	1.94
	1,329,684	$8.93	1.65

As of August 31, 2022, the fair value of the 1,329,684 liability measured warrants outstanding (August 31, 2021 – 1,452,843) was determined to be $49,894 (August 31, 2021 – $4,868,703) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.30 – 1.65 years (August 31, 2021 – 0.53 – 2.94) as expected average life; share price of CAD$8.93 (August 31, 2021 – CAD$8.42); exercise price of CAD$7.50 – CAD$27.00 (August 31, 2021 – CAD$7.50 – CAD$27.00); 90% expected volatility (August 31, 2021 – 70% - 90%); risk free interest rate of 3.61% - 3.87% (August 31, 2021 – 0.28% - 0.63%); and an expected dividend yield of 0%.

If all liability measured warrants outstanding and exercisable as of August 31, 2022, were exercised, the Company would receive cash from exercise of approximately CAD$11.9 million.

(a)	Liability measured warrants exercised during the year ended August 31, 2021

During the year ended August 31, 2021, the holders of 901,060 warrants exercised their right to convert the warrants into the Company’s common shares at an exercise price of CAD$7.50 - $9.75. As a result of the underlying exercise of warrants, the Company received $6,866,735 in cash proceeds and the intrinsic value of the underlying warrants at the date of exercise of $2,134,116 was transferred to share capital, for a total addition to share capital of $9,000,851.

(b)	Liability measured warrants issued during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 175,331 warrants in connection with conversion of convertible debt (Note 20(a) – 2019 Series).

2019 Series

During the year ended August 31, 2021, the Company issued 175,331 warrants in conjunction with the conversion of convertible debt. The fair value of the 175,331 warrants issued was determined to be $1,103,661 as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.36 – 3.90 years as expected average life; share price of CAD$9.50 – $12.33; exercise price of CAD$7.50; 98.5% - 136% expected volatility; risk free interest rate of 0.25% - 0.54%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Equity measured warrants having USD exercise price

The following table reflects the continuity of the Company’s equity measured warrants for the years ended August 31, 2022, and 2021.

Amount
$
Balance at August 31, 2020	-
Issued on conversion of convertible debt	4,256,114
Issued in private placement of convertible debt	618,916
Issued in private placement of units	7,373,806
Issued in private placement of units - transaction costs	(582,333)
Balance, August 31, 2021	11,666,503

Amount
$
Balance at August 31, 2021	11,666,503
Balance, August 31, 2022	11,666,503

The following table reflects the continuity of the Company’s outstanding equity measured warrants for the years ended August 31, 2022, and 2021:

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$
Outstanding, August 31, 2020	-	-
Issued on conversion of convertible debt	1,134,305	15.00
Issued in private placement of convertible debt	224,719	15.00
Issued in private placement of units	2,377,272	15.00
Outstanding as of August 31, 2021	3,736,296	15.00

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$
Outstanding, August 31, 2021	3,736,296	15.00
Outstanding as of August 31, 2022	3,736,296	15.00

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following table reflects the equity measured warrants issued and outstanding as of August 31, 2022:

		Warrants outstanding
Expiry date	Number outstanding	Average exercise price USD	Average remaining contractual life (years)
November 20, 2022	224,719	15.00	0.22
January 8, 2024	1,868,787	15.00	1.36
January 22, 2024	522,898	15.00	1.39
February 24, 2024	1,058,227	15.00	1.48
August 19, 2024	49,999	15.00	1.97
September 15, 2024	11,666	15.00	2.04
	3,736,296	$15.00	1.34

If all equity measured warrants outstanding and exercisable as of August 31, 2022, were exercised, the Company would receive cash from exercise of approximately $56.0 million.

The November 20,2022 warrants expired unexercised subsequent to year end.

(c)	Equity measured warrants issued during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 1,134,305 warrants in connection with conversion of convertible debt (Note 20(a) – 2020 Series), 224,719 warrants in connection with the private placement of convertible debentures (Note 20(e)) and 2,377,272 warrants in connection with the private placement of units (Note 21(f)), for a total number of 3,736,296 warrants issued.

(d)	Equity measured warrants issued on conversion of convertible debt

2020 Series

During the year ended August 31, 2021, the Company issued 1,134,305 warrants in conjunction with the conversion of convertible debt. The fair value of the 1,134,305 warrants issued was determined to be $4,256,114 as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 – 3.50 years expected average life; share price of $7.79 – $11.17; exercise price of $15.00; 98.5% expected volatility; risk free interest rate of 0.29% - 0.57%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares and equity measured warrants.

(e)	Equity measured warrants issued on private placement of standby convertible debentures during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 224,719 warrants in connection with the private placement of convertible debentures under its standby convertible debenture facility (Note 20(e)). The fair value of the 224,719 warrants issued was determined to be $618,916 as calculated using the Black Scholes option pricing model with the following assumptions:

2 years expected average life; share price of $5.63; exercise price of $15.00; 200% expected volatility; risk free interest rate of 0.16%; and an expected dividend yield of 0%.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on conversion of convertible debt is based on a relative fair value allocation between the common shares issued and warrants issued on conversion.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(f)	Equity measured warrants issued on private placement of units during the year ended August 31, 2021

During the year ended August 31, 2021, the Company issued 2,377,272 warrants in conjunction with the private placement of units. Of the 2,377,272 warrants issued, 191,387 were issued to finders as fees for services. The fair value of the 2,377,272 warrants issued was determined to be $7,373,806 as calculated using the Black Scholes option pricing model with the following assumptions:

A 3.00 year expected average life; share price of $7.79 – $10.00; exercise price of $15.00; 98.5% expected volatility; risk free interest rate of 0.29% - 0.43%; and an expected dividend yield of 0%.

Of the $7,373,806 total fair value, $6,603,243 was the fair value of the 2,185,885 warrants issued for proceeds, with $770,563 being the fair value of the 191,387 warrants issued to finders. The amount recorded in contributed surplus of $6,791,473 represents the fair value of warrants issued of $7,373,806 less $582,333 for transaction costs allocated to the warrants issued.

Volatility is calculated using a weighted approach based on the changes in the Company’s historical stock price. The final fair value allocated to the warrants on the issuance of the units is based on a relative fair value allocation between the common shares issued and warrants issued.

22. Share capital

(a)	Authorized

The Company is authorized to issue an unlimited number of no par value common shares and an unlimited number of preference shares.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(b)	Issued and outstanding, common shares

	Shares	Consideration
	#	$
Balance, August 31, 2020	7,746,136	69,380,807
Shares issued on vesting of RSUs	277,749	1,895,891
Common shares issued on exercise of options	20,833	290,558
Convertible debt conversion	1,728,848	13,704,605
Common shares issued on private placement, net of costs	4,435,433	24,225,901
EB bonus shares	6,666	54,061
Shares for debt	40,000	226,556
Common shares issued on exercise of warrants	901,060	9,000,851
Shares issued on acquisiton of SideQik	386,584	3,962,000
Balance, August 31, 2021	15,543,309	122,741,230

	Shares	Consideration
	#	$
Balance, August 31, 2021	15,543,309	122,741,230
Shares issued on vesting of RSUs	203,537	1,489,962
Shares issued under shares for services	57,029	666,667
Balance, August 31, 2022	15,803,875	124,897,859

(c)	Activity for the year ended August 31, 2022

During the year ended August 31, 2022, the Company issued 203,537 common shares upon vesting of an equal number of RSUs, see (Note 24) and 57,029 shares for services provided by certain officers of Sideqik.

(d)	Activity for the year ended August 31, 2021

Private Placement of units

In January and February 2021, the Company closed on the issuance of 4,371,767 units (the “Units”) for gross proceeds of $32,788,253 of non-brokered private placements. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of $15.00 per share for a period of 3 years provided that: (i) if the common shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the Warrants to the 30th day after the date written notice is provided to the holders.

The Company paid cash commissions to eligible finders under the offering of $1,681,477 and regulatory and legal fees of $89,402. Net cash proceeds from the offering amounted to $31,017,374.

In addition to the cash finder’s fees discussed above, the Company issued the following securities as partial payment of commissions to finders: 63,666 Units; and 159,554 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The total number of common shares issued as a result of the private placements totaled 4,435,433, which was comprised of 4,371,767 Units issued for proceeds and 63,666 Units issued as partial payment to finders. The total number of warrants issued totaled 2,377,272, which was comprised of warrants issued as part of the Units issued of 2,217,718 (50% of Units issued) and 159,554 finders warrants issued.

A summary of amounts recorded in connection with private placement and their effect on financial statement line items is noted below:

	Proceeds	Shares	Impact on share capital	Warrants	Impact on contributed surplus
	$	#	$	#	$
Units issued in private placement	32,788,253	4,371,767	26,185,009	2,185,885	6,603,244
Cash commissions	(1,681,477)	-	(1,345,736)	-	(335,741)
Regulatory and legal fees	(89,402)	-	(71,522)	-	(17,880)
Finders’ units issued	-	63,666	383,720	31,833	93,775
Finders’ units considered as transaction costs	-	-	(383,720)	-	(93,775)
Finders’ warrants issued	-	-	-	159,554	676,787
Finders’ warrants considered as transaction costs	-	-	(541,850)	-	(134,937)
	31,017,374	4,435,433	24,225,901	2,377,272	6,791,473

The fair value allocated between the common shares and warrants on the issuance of the Units is based on a relative fair value allocation between the common shares issued and warrants issued. Refer to equity measured warrants note for discussion of the key assumptions used in valuation of the warrants as part of the relative fair value allocation.

Other activity

During the year ended August 31, 2021, the Company had the following additional activity to share capital: (i) issued 277,749 common shares upon vesting of an equal number of RSUs (Note 24); (ii) issued 20,833 common shares upon the exercise of vested stock options, (iii) issued 1,728,848 common shares in connection with conversion of convertible debt (Note 20(a)), (iv) issued 901,060 common shares in connection with the exercise of warrants (Note 21(a)); (v) issued 40,000 common shares for cancelation of $226,556 of debt (shares for debt); and (vi) issued 6,666 common shares valued at $54,061 as an amendment fee to the lender in connection with the Amended EB Loan (the “EB Bonus Shares”). In addition to the EB Bonus Shares, the Company paid the lender a cash fee of $100,000. The amendment fees were recorded within interest expense as the Amended EB Loan and the subsequently the EB CD is being accounted for at FVTPL.

23. Stock options

On October 6, 2021, the Company adopted an amended and restated equity incentive plan (“Omnibus Plan”), which amends and restates the equity incentive plan which was previously established as of July 15, 2020. Under the amendments, there were no changes in the terms of previously issued awards. Under the Omnibus Plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. Unvested share-based payments expense is reversed in the period of forfeiture.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following table reflects the continuity of stock options for the years ended August 31, 2022, and 2021:

		Weighted-average
	Number of stock options	Exercise price	Grant-date fair value	Remaining contractual term
	#	$	$	(yrs.)
Balance, August 31, 2020	253,121	12.73	4.39	4.31
Granted	487,466	11.77	8.16
Issued on exercise of options	(20,833)	7.91	4.38
Forefitures	(26,816)	27.20	6.51
Balance, August 31, 2021	692,938	11.64	7.06	4.46

Balance, August 31, 2021	692,938	11.64	7.06	4.46
Granted	953,957	1.41	0.75
Forefitures	(503,713)	9.76	5.61
Balance, August 31, 2022	1,143,182	3.93	2.43	5.64

Exercisable as of August 31, 2022	555,934	3.89	2.29	5.65

During the year ended August 31, 2022, the Company granted options to purchase 953,957 common shares of the Company. Each option allows the holder to purchase one common share of the Company. The options had exercise prices of CAD$1.15 to CAD $3.90. The fair value of the options granted was estimated at the grant dates based on the Black-Sholes pricing model. Key assumptions include 0% expected dividend yield, Risk-free interest rate of 1.24% to 2.75%, expected life of 5 years and expected volatility of 90%.

During the year ended August 31, 2021, the Company granted options to purchase 487,466 common shares of the Company. Each option allows the holder to purchase one common share of the Company. The options had exercise prices of CAD$7.78 to CAD $15.08. The fair value of the options granted was estimated at the grant dates based on the Black-Sholes pricing model. Key assumptions include 0% expected dividend yield, Risk-free interest rate of .83% to 1.48%, expected life of 5 or 10 years and expected volatility of 90%.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following tables reflect the stock options issued and outstanding as of August 31, 2022:

	Outstanding		Weighted average exercise price	Weighted average remaining contractual term
Expiry date	options	CAD	USD	(Years)
April 1, 2023	47,499	11.25	7.91	0.58
August 25, 2025	340	106.50	76.43	2.99
February 10, 2026	1,338	106.50	76.43	3.45
May 23, 2026	9	106.50	76.43	3.73
June 24, 2026	146,433	15.04	12.21	3.82
July 2, 2026	45,010	15.08	12.21	3.84
August 20, 2026	10,000	7.78	6.05	3.97
March 3, 2027	1,003	106.50	76.43	4.51
November 3, 2027	133	106.50	76.43	5.18
November 7, 2029	30,755	7.50	5.38	7.19
June 14, 2031	10,683	14.20	11.69	8.79
November 23, 2031	10,000	12.45	9.82	9.24
January 31, 2027	15,000	3.90	3.07	4.42
April 12, 2027	100,000	2.87	2.27	4.62
August 10, 2027	100,000	1.47	1.15	4.95
May 26, 2029	624,979	1.49	1.16	6.74

	1,143,182	5.01	3.93	5.64

Of the 1,143,182 options outstanding as of August 31, 2022 (2021 – 692,938), 555,934 are exercisable as of August 31, 2022 (2021 – 209,950). During the year ended August 31, 2022, share-based payments expense for the Company’s stock options was $3,034,073 (August 31, 2021 – $665,339).

24. Restricted share units

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of common shares available for issuance pursuant to the settlement of RSUs shall be an aggregate of 1,548,174 common shares.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The Company’s outstanding RSUs are as follows:

Number
#
Balance, August 31, 2020	402,372
Issued on acquisition of SideQik	23,939
Granted	353,467
Vested	(277,749)
Cancelled	(11,855)
Balance, August 31, 2021	490,174

Balance, August 31, 2021	490,174
Granted	1,086,382
Vested	(203,537)
Cancelled	(176,808)
Balance, August 31, 2022	1,196,211

Activity for the year ended August 31, 2022

During the year ended August 31, 2022, the Company granted 966,691 RSUs to key management employees, pursuant to the Company’s incentive plan. The fair value of these RSUs was estimated based on the closing price CAD$1.15 for a total fair value of CAD$1,111,695. 159,568 of these RSUs have a performance condition that the Company estimates will not be achieved, no related share-based compensation was recorded for the performance based RSUs during the year ended August 31, 2022. The fair value of the 807,123-service period based RSUs will be recognized as share-based compensation over the vesting period of three years. Also, during the year, the company granted 119,691 RSUs to members of the board of directors. The grant date fair value was estimated based on the closing prices of CAD$1.10 – CAD$4.98 for a total fair value of CAD$538,452. The fair value of these RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately ten - twelve months.

Activity for the year ended August 31, 2021

During the year ended August 31, 2021, the Company granted 353,467 RSUs pursuant to the Company’s incentive plan to a former officer and key management employees. The fair value of these RSUs was estimated based on the closing price of CAD$7.94 – CAD$14.61 for a total fair value on date of grant of CAD$3,547,104. Of the 377,406 RSUs granted, 75,944 were severance compensation to a former officer. As these RSUs were issued as severance compensation, the grant date fair value of CAD$713,874 ($550,896) was recognized on the grant date. The Company issued 23,939 RSUs as purchase consideration related to the SideQik, Inc. acquisition with a fair value of $245,000 The remaining RSUs will be recognized as share-based payments expense over the vesting period, which is generally three years.

During the years ended August 31, 2022, and 2021, share-based compensation expense for the Company’s RSUs was $1,654,145 (2021 – $3,037,366).

25. Capital management

The Company considers its capital to be its shareholders’ equity.

As of August 31, 2022, the Company had shareholders’ equity before non-controlling interests of $15,886,591 (2021 – $25,422,165). The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the years ended August 31, 2022, and 2021.

26. Commitments and contingencies

Litigation and arbitration

In April 2020, the Company announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 966,667 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 966,667 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. As of August 31, 2020, the Company had recorded an impairment against the entire balance of advances to Allinsports, amounting to $2,625,657. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue the 966,667 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $692,613, which represents the fair value of the common shares directed to be delivered as of August 31, 2022. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

On July 15, 2021, a complaint was filed against Winview Inc. by Bleacher League Entertainment, Inc. in the United States District Court for the District of Delaware, alleging that Winview had violated two of Bleacher’s patents covering an interactive themed baseball game and seeking damages and other relief. The parties have entered into an agreement resolving this matter and in connection therewith, on November 8, 2021, the plaintiff terminated the pending action by filing a notice of voluntary dismissal with prejudice. There was no related expense.

In April of 2021, the Company received a copy of a complaint filed by 3CI Holdings, LLLP in the Circuit Court for the 11th Judicial Circuit for Miami-Dade naming Allinsports, A1 Simulation LLC (an entity purported to be a subsidiary of Allinsports), and the Company, seeking to hold the parties, including Company, responsible for unpaid rent under a lease agreement between 3CI’s predecessors in interest and A1 Simulation, and seeking damages of at least $2,890,000. On July 6, 2021, the Company filed motion to dismiss the complaint. On February 17, 2022, 3CI Holdings filed an Amended Complaint, to which the Company filed a motion to dismiss, which was granted pursuant to an order signed by the court on July 5, 2022.

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to Engine. The relief sought includes rescission of the sale of Winview to Engine and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview. By Complaint filed on October 28, 2022, against the defendant directors, the insurance carrier providing directors and officers coverage for the shareholder action is seeking a declaration that the action is not covered under the directors and officers policy issued by it. As of August 31, 2022 it is impossible to estimate a liability or if one is likely.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending. The defendants have also filed petitions for inter partes review with the United States Patent Office, which are expected to commence in the first quarter of 2023. During the quarter ended August 31, 2022, the Company recognized patent impairment expense amounting to $5,029,475. The impairment expense reflects the impact of reductions in estimated future net cash flows for certain portfolios that management determined it would no longer allocate resources to in future periods.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

27. Discontinued operations

Winview

During the fourth quarter of fiscal 2022, The Company executed a plan to discontinue operating the Winview business, following a strategic decision to focus the Company’s resources on the key revenue streams of software-as-a-service and advertising. Winview was previously part of the Company’s Gaming segment.

Accordingly, WinView results for the current and comparative periods have been presented as discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. Winview revenue was previously categorized as Direct to consumer.

During the quarter ended August 31, 2022, the Company recognized patent impairment expense amounting to $5,029,475. The impairment expense reflects the impact of reductions in estimated future net cash flows for certain portfolios that management determined it would no longer allocate resources to in future periods. The impairment expense consisted of the excess of the asset’s recoverable value over its fair value less costs of disposal. The key assumption in calculating the asset’s recoverable value is cash flow projections of $0. The Company recorded impairment losses of $136,331 to write down the right of use asset to fair value less costs of disposal, the remaining book value of these assets is $0 (Notes 14 and 15). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Results from the discontinued operations for Winview and the related cash flows are as follows:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
Revenues
Revenue	135,160	3,543

Operating expenses
Salaries and wages	1,882,859	1,449,744
Consulting	945,397	524,971
Professional fees	468,408	584,149
Sponsorships and tournaments	150,512	15,133
Advertising and promotion	416,968	69,592
Office and general	518,540	411,636
Technology expenses	47,809	25,009
Amortization and depreciation	1,948,538	1,897,414
Impairment expense	5,165,806
Restructuring Costs	226,152
Interest expense	66,164	46,977
(Gain) loss on foreign exchange	(601)
Non-operational professional fees	1,613,831	846,475
Net income (loss) from discontinued operations	(13,315,223)	(5,867,557)

	For the year ended
	August 31, 2022	August 31, 2021

Net cash provided by (used in) operating activities	78,772	1,097,635
Net cash used in financing activities	(110,906)	(1,054,503)
Change in cash	(32,134)	43,132
Cash, beginning of period	52,746	9,614
Cash, end of period	20,612	52,746

UMG

The Company entered into an agreement on June 13, 2022, to sell certain assets of UMG for $100. On June 30, 2022, the Company completed the sale. Concurrently with the sale agreement the Company entered into a transition services agreement with the purchaser for a total value of $300,000 of which $262,000 has been recognized as additional purchase consideration in other receivables, with payments beginning July 31, 2022, and the remainder to be paid in full, 12 months following the first payment.

Accordingly, UMG results for the current and comparative periods have been presented as discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. UMG revenue was previously categorized as Direct to consumer.

During the quarter ended May 2022, the Company recognized impairment expense relating to assets not disposed of in connection with the UMG asset sale amounting to $476,404. The impairment expense reflects the reductions to $0 of the right of use asset, application platform and brand intangible assets, and a group of fixed assets. The impairment expense consisted of the excess of the asset’s carrying values over their fair values less costs of disposal. (Notes 10, 14 and 15). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Consideration transferred for the sale of UMG Games sales and the resulting gain on disposal was as follows:

Amount
$
Consideration received or receivable:
Cash consideration	100
Deferred cash consideration	262,000
Total disposal consideration	262,100
Carrying amount of net assets sold	(4,550)
Gain on disposal of UMG Assets	257,550

The net assets of UMG (the disposal group) as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Property and equipment	27,931
Total assets of disposal group	27,931

Carrying amount of liabilities directly associated with assets as at the date of sale:
Players liability account	23,381
Total liabilities of disposal group	23,381

Net assets of disposal group	4,550

Results from the discontinued operations for UMG and the related cash flows are as follows:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
Revenues
Revenue	596,126	449,857

Operating expenses
Salaries and wages	1,119,786	1,024,732
Consulting	-	-
Professional fees	(6,227)	253,147
Sponsorships and tournaments	713,031	420,537
Advertising and promotion	23,790	17,869
Office and general	97,666	145,866
Technology expenses	82,189	153,312
Amortization and depreciation	275,669	503,270
Impairment expense	476,404	3,885,001
Restructuring Costs	81,394	-
Interest expense	14,553	36,107
(Gain) loss on foreign exchange	19,974	(15,733)
Net income (loss) from discontinued operations	(2,302,103)	(5,974,251)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

	For the year ended
	August 31, 2022	August 31, 2021

Net cash provided by (used in) operating activities	6,491	438,394
Net cash used in financing activities	(72,409)	(86,117)
Change in cash	(65,918)	352,277
Cash, beginning of period	175,296	(176,981)
Cash, end of period	109,378	175,296

The Company tested the UMG CGU goodwill balance of $3,209,045 as of August 31, 2021, for impairment. When assessing whether there is an impairment, the recoverable amount of the CGU was determined based on a value in use calculation. The value in use calculation used a ten-year projected and terminal period debt-free cash flow model discounted to present value using a discount rate of 21.0% and a long-term growth rate of 3%. The recoverable value is concluded after making adjustments to the discounted cash flow model for cash or any other non-operating assets or liabilities as of the measurement date. The concluded recoverable value is then compared to carrying value of the CGU. Based on this impairment assessment, the Company determined that an impairment charge was necessary and recorded a full goodwill impairment charge of $3,209,045 (Note 13) on the Company’s consolidated statement of loss and comprehensive loss. Additionally, resulting from this impairment assessment the Company recorded $675,956 impairment charge in connection with the intangibles within the UMG CGU (Note 14). These impairments are recorded in the Gain (loss) from discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. The results for UMG were reflected in the Company’s Gaming segment prior to becoming a discontinued operation.

Eden Games

The Company committed to a plan to sell Eden Games, S.A. (“Eden Games”) during the second quarter of fiscal 2022, following a strategic decision to focus the Company’s resources on the key revenue streams of software-as-a-service, and advertising. Eden Games was previously part of the Company’s Gaming segment. On April 6, 2022, the Company completed the sale of Eden Games.

Accordingly, Eden Games’ results for the current and comparative periods have been presented as discontinued operations within the Consolidated Statements of Loss and Comprehensive Loss. Eden Games revenue was previously categorized as Games development.

Consideration transferred for the sale of Eden Games sales and the resulting gain on disposal was as follows:

Amount
$
Consideration received or receivable:
Cash consideration	15,357,803
Total disposal consideration	15,357,803
Carrying amount of net assets sold	(595,065)
Carrying amount attributable to non-controlling interests	208,598
Gain on disposal before income tax and reclassification of foreign currency translation reserve	14,971,336

Reclassification of foreign currency translation reserve	139,122

Gain on disposal of Eden Games	15,110,458

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The net assets of Eden Games (the disposal group) as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash	647,187
Accounts and other receivables	586,309
Government remittances	566,331
Prepaid expenses and other	36,124
Right-of-use assets	16,036
Property and equipment	41,132
Intangible assets	296,235
Goodwill	345,150
Total assets of disposal group	2,534,504

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	1,168,966
Accrued liabilities	750,388
Lease obligation, current	-
Long-term debt, current	20,085
Total liabilities of disposal group	1,939,439

Net assets of disposal group	595,065

Results of discontinued operations for Eden and the related cash flows are as follows:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
Revenues
Revenue	4,759,711	3,422,202

Operating expenses
Salaries and wages	2,113,180	3,384,577
Consulting	796,570	966,372
Office and general	265,125	565,340
Amortization and depreciation	224,349	1,377,550
Share-based payments	(93)	(49)
Interest expense	7,145	41,639
(Gain) loss on foreign exchange	39,350	(135,976)
Net income (loss) from discontinued operations	1,314,085	(2,777,251)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

	For the year ended
	August 31, 2022	August 31, 2021
	$	$

Net cash provided by (used in) operating activities	509,166	444,640
Disposal of Eden	(647,187)	-
Net cash used in financing activities	(132,550)	(281,647)
Change in cash	(270,571)	162,993
Cash, beginning of period	270,571	107,578
Cash, end of period	-	270,571

Motorsport Group

On November 3, 2020, the Company, following a detailed strategic review in connection with the merger of Torque Esports, Frankly and WinView, announced that it has completed the sale of IDEAS+CARS, The Race Media, WTF1, Driver DataDB and Lets Go Racing (collectively the “Motorsport Group”) to Ideas + Cars Holdings Limited, a third party investment group based in the UK. As a result, the Company is eliminating its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. Accordingly, the operational results for this group have been presented as a discontinued operation.

Consideration transferred for the Motorsport Group was as follows:

Amount
$
Consideration received or receivable:
Accounts payable assumed	101,322
Deferred purchase consideration of LGR	333,503
Fair value of contingent consideration	1,321,281
Total disposal consideration	1,756,106
Carrying amount of net assets sold	(2,334,303)
Loss on disposal before income tax and reclassification of foreign currency translation reserve	(578,197)

Reclassification of foreign currency translation reserve	(100,734)
Loss on disposal of Motorsports	(678,931)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

During the year ended August 31, 2022 the Company determined that $194,268 in receivables retained from the disposal of Motorsports was no longer collectible and those receivables have been expensed in gain (loss) on disposal of subsidiary.

The net assets of the Motorsport Group as of the date of sale were as follows:

Amount
$
Carrying amounts of assets as at the date of sale:
Cash and cash equivalents	(24,348)
Restricted cash	-
Accounts and other receivables	126,590
Government remittances	25,095
Prepaid expenses and other	24,113
Property and equipment	47,416
Intangible assets	3,066,457
Total assets of disposal group	3,265,323

Carrying amount of liabilities directly associated with assets as at the date of sale:
Accounts payable	508,881
Accrued liabilities	422,139
Total liabilities of disposal group	931,020

Net assets of disposal group	2,334,303

Results of discontinued operations for the Motorsports Group and PGL Nevada, (together, the “discontinued operations”) and the related cash flows are as follows:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$
Revenues
Revenue	-	90,934

Operating expenses
Salaries and wages	-	212,546
Consulting	-	267,933
Professional fees	-	24,781
Sponsorships and tournaments	-	203,637
Advertising and promotion	-	1,740
Office and general	-	7,374
Technology expenses	-	86,590
Amortization and depreciation	-	201,335
Interest expense	-	572
(Gain) loss on foreign exchange	5,256	29,535
Gain on extinguishment of liabilities	(1,105,023)	-
Net income (loss) from discontinued operations	1,099,767	(945,109)

	For the year ended
	August 31, 2022	August 31, 2021
	$	$

Net cash provided by (used in) operating activities	-	(92,652)
Disposal of Motorsports	-	24,348
Change in cash	-	(68,304)
Cash, beginning of period	-	68,304
Cash, end of period	-	-

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

28. Segmented information

Information reported to the Company’s Co-Chief Executives, the Chief Operating Decision Makers (“CODM”), for the purposes of resource allocation and assessment of segment performance is focused on the category of services for each type of activity. The principal categories of services are Gaming, Media, and Corporate and Other. Discontinued operations have been removed from the segment information and prior periods have been rested to conform with current year presentation. The Group’s reportable segments under IFRS 8 Operating Segments are therefore as follows:

Gaming	-	Services related to competitive organized video gaming or sporting events
Media	-	Platform and advertising services provided to other broadcasters, primarily local tv and radio broadcasters

Corporate and Other	-	Services provided to other businesses and other revenues

The Corporate and Other segment primarily consists of support costs not allocated to the two other segments.

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2022:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,906,137	39,976,476	-	41,882,613

Results
Segment loss	(706,528)	(11,436,185)	-	(12,142,713)

Central administration costs	-	-	9,788,532	9,788,532
Other gains and losses	(6,490)	4,059,247	(10,312,246)	(6,259,489)
Finance costs	57	1,193	728,598	729,848
Income (loss) before tax	(700,095)	(15,496,625)	(204,884)	(16,401,604)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Discontinued operations	(12,547,685)	-	14,535,910	1,988,225
Non-controlling interest in net loss	-	-	(65,219)	(65,219)
Net income (loss)	(13,247,780)	(15,496,625)	14,265,807	(14,478,598)

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

The following is an analysis of the Company’s revenue and results by reportable segment in fiscal 2021:

	Gaming	Media	Corporate and Other	Total
	$	$	$	$
Revenue
External sales	1,401,981	31,943,287	-	33,345,268

Results
Segment loss	(354,356)	(7,611,679)	-	(7,966,035)

Central administration costs	-	-	8,529,166	8,529,166
Other gains and losses	4,569	(39,258)	6,712,278	6,677,589
Finance costs	(60)	512,937	762,121	1,274,998
Loss before tax	(358,865)	(8,085,358)	(16,003,565)	(24,447,788)
Income tax	-	-	-	-
Gain (Loss) for the period from:
Share of net loss of associate	-	-	(103,930)	(103,930)
Discontinued operations	(14,496,066)	-	(1,747,033)	(16,243,099)
Non-controlling interest in net loss	-	-	74,006	74,006
Net loss	(14,854,931)	(8,085,358)	(17,780,522)	(40,720,811)

Segment loss - Segment loss includes total revenue less operating expenses including the following: salaries and wages, consulting, professional fees, revenue sharing expense, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Central administration costs - Central administration costs include corporate operating expenses including the following: salaries and wages, consulting, professional fees, advertising and promotion, office and general, technology expenses, amortization and depreciation and share based payments.

Other gains and losses - Other gains and losses includes gain / loss on foreign exchange, loss on extinguishment of debt, gain on retained interest in former associate, transaction costs, arbitration settlement reserve, impairment expense, restructuring costs, change in fair value of investment at FVTPL, change in fair value of warrant liability and change in fair value of convertible debt.

Finance costs - Finance costs include interest expense.

Geographical breakdown

	North America	European Union	Total
	$	$	$
August 31, 2021
Assets	64,943,049	2,519,798	67,462,847
Long-term assets	35,796,241	108,924	35,905,165

August 31, 2022
Assets	41,548,305	1,146,504	42,694,809
Long-term assets	20,635,907	-	20,635,907

29. Related party transactions and balances

(a)	Key management compensation

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

	For the year ended
	August 31, 2022	August 31, 2021
	$	$

Total compensation paid to key management	1,390,598	2,231,871
Share based payments	963,295	1,897,855

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Total compensation paid to key management is recorded in consulting fees and salaries and wages in the consolidated statement of loss and comprehensive loss for the years ended August 31, 2022, and 2021.

Amounts due to related parties as of August 31, 2022, with respect to the above fees were $5,588 (2021 – $33,349). The amounts due to related parties are recorded within accounts payable and accrued liabilities on the consolidated statements of loss and comprehensive loss. These amounts are unsecured, non-interest bearing and due on demand.

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among the Company, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. Company director, Tom Rogers is among the pool of Stubholders.

While the Company does not believe that the interests of Mr. Rogers, as Stubholder, are sufficiently material or adverse to the Company’s interests to create an actual or potential conflict of interest with respect to the management of the Winview Patent Portfolio, the Company nevertheless has formed a Patent Committee, that excludes Mr. Rogers, to make recommendations to the Company’s Board regarding matters involving the Winview Patent Portfolio.

30. Financial instruments and risk management

(a)	Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, liquidity risk and market risk and other price risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Credit risk arises from cash with banks as well as credit exposure to outstanding receivables. The carrying amounts represent the Company’s maximum exposure to credit risk.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect to accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. The allowance for doubtful accounts was $1,155,638 and $1,084,305 as of August 31, 2022, and 2021, respectively.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of August 31, 2022, one customer (2021 - one) accounted for greater than 10% of the Company’s accounts receivable balance. In total, this one customer (2021 - one) accounted for 16% and 13% of the Company’s accounts and other receivables balance as of August 31, 2022, and 2021, respectively. During the year ended August 31, 2022, one (2021 - one) customer represented 72% (2021 - 60%) of total revenue.

The below table reflects the aging of the Company’s aging by invoice date of gross trade accounts receivable and allowance for doubtful accounts as of August 31, 2022:

	Current	0 - 30	31 - 60	61 - 90	91+	Total

Trade accounts receivable	6,805,057	202,359	428,098	305,056	2,010,049	9,750,619
Allowance for doubtful accounts	12,753	3,577	17,423	9,790	1,312,095	1,355,638
% Allowance		2%	4%	3%	65%	14%

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

	< 1 year	1-2 years
	$	$
Accounts payable	12,772,375	-
Accrued liabilities	3,756,758	-
Players liability account	47,455	-
Promissory notes payable	771,762	-
Convertible debt	2,267,367	4,983,236

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

(d)	Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, as well as debt denominated in Canadian dollars.

(e)	Fair value hierarchy

The following tables combine information about:

●	classes of financial instruments based on their nature and characteristics;
●	the carrying amounts of financial instruments;
●	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
●	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

■	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
■	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or
■	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

For the year ended August 31, 2022:

Carrying value at August 31, 2022	FVTPL - mandatorily measured	Amortized cost
	$	$

Financial assets:
Cash	-	8,601,706
Restricted cash	-	47,455
Accounts and other receivables	-	8,404,009
Government remittances	-	874,334
Publisher advance	1,490,648	-
Promissory notes receivable	576,528	-
Investment at FVTPL	2,629,851	-
	4,697,027	17,927,504

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

Carrying value at August 31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	12,772,375
Accrued liabilities	-	-	3,756,758
Players liability account	-	-	47,455
Long-term debt	-	-	-
Promissory notes payable	-	-	771,762
Warrant liability	49,894	-	-
Convertible debt	-	7,250,603	-
	49,894	7,250,603	17,348,350

For the year ended August 31, 2021:

Carrying value at August 31, 2021	FVTPL - mandatorily measured	Amortized cost
	$	$
Financial assets:
Cash	-	15,305,996
Restricted cash	-	331,528
Accounts and other receivables	-	8,646,807
Government remittances	-	1,070,216
Publisher advance	4,534,218	-
Promissory notes receivable	-	-
Investment at FVTPL	2,629,851	-
	7,164,069	25,354,547

Carrying value at August 31, 2021	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost
	$	$	$
Financial liabilities:
Accounts payable	-	-	10,403,665
Accrued liabilities	-	-	5,722,470
Players liability account	-	-	331,528
Long-term debt	-	-	96,664
Promissory notes payable	-	-	821,948
Warrant liability	4,868,703	-	-
Convertible debt	-	9,951,496	-
	4,868,703	9,951,496	17,376,275

Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) Notes to the Consolidated Financial Statements August 31, 2022 and 2021 (Expressed in United States Dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of August 31, 2022
	$	$	$	$

Warrant liability	-	49,894	-	49,894
Convertible debt	-	-	7,250,603	7,250,603
Publisher advance	-	-	1,490,648	1,490,648
Promissory notes receivable	-	-	576,528	576,528
Investment at FVTPL	-	-	2,629,851	2,629,851

	Level 1	Level 2	Level 3	Fair value as of August 31, 2021
	$	$	$	$

Warrant liability	-	4,868,703	-	4,868,703
Convertible debt	-	-	9,951,496	9,951,496
Publisher advance	-	-	4,534,218	4,534,218
Promissory notes receivable	-	-	-	-
Investment at FVTPL	-	-	2,629,851	2,629,851

During the years ended August 31, 2022, and 2021 there were no transfers of amounts between levels.

31. Restructuring charges

During 2022, a restructuring provision of $485,498 was made primarily to cover employee related costs for headcount reductions at Corporate and at what are now discontinued operations. The remaining restructuring provision on August 31, 2022, is $215,076 and is recorded in accrued liabilities.

32. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through November 29, 2022, the date at which the consolidated financial statements were available to be issued and determined there were no additional items to be disclosed except for the transaction described below.

On September 1, 2022, the Company extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of US$8.90 per share.

In place of the expiring convertible debentures, the Company has issued a new convertible debenture with an aggregate principal amount of US$1,250,000 which expires on August 31, 2025, carries an annual interest rate of 7% per annum and is convertible into common shares of the Company at a conversion price of US$1.10 per share.

Each of the expiring convertible debentures and the replacement convertible debenture is beneficially held by a director of the Company. The participation of a director in the amendment of the convertible debentures constitutes a "related party transaction" as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the amendment of the convertible debentures does not exceed 25% of the market capitalization of the Company.

Subsequent to year end, the remaining $750,000 principal value of the Company’s 2020 Series convertible debt that was due to mature in November 2022 was either settled by offset against the Company’s promissory notes receivable or amended. Two of the three parties holding the convertible debt agreed to allow the Company to offset principal of $500,000 and interest of $91,781 due at maturity against the Company’s promissory notes receivable. The remaining $250,000 principal value convertible debt was amended to extend the maturity date to February 28, 2023, with all other terms remaining unchanged.

Page 66 of 66